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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                    CRAY INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    225223106
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                                 (CUSIP Number)


                                 April 21, 2000
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. 225223106                  13G                         Page 2 of 9
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Laphroig, LLC

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  ____________________
      (b)  ____________________

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3.    SEC Use Only

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4.    Citizenship or Place of Organization:

      State of California

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                   5.   Sole Voting Power: - 0 -
Number of
Shares            --------------------------------------------------------------
Beneficially       6.   Shared Voting Power: 4,882,438 shares (See Item 4)
Owned by Each
Reporting         --------------------------------------------------------------
Person With        7.   Sole Dispositive Power: - 0 -

                  --------------------------------------------------------------
                   8.   Shared Dispositive Power: 4,882,438 shares (See Item 4)

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      4,882,438 shares (See Item 4)

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions):

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11.   Percent of Class Represented by Amount in Row (9):

      9.8%, based on 45,127,474 shares of Common Stock outstanding as of March 28, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

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12.   Type of Reporting Person (See Instructions): OO

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   CUSIP No. 225223106                  13G                         Page 3 of 9
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Terren S. Peizer

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  ____________________
      (b)  ____________________

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3.    SEC Use Only

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4.    Citizenship or Place of Organization:

      United States of America

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                   5.   Sole Voting Power: 18,000 shares (See Item 4)
Number of
Shares            --------------------------------------------------------------
Beneficially       6.   Shared Voting Power: 5,139,408 shares (See Item 4)
Owned by Each
Reporting         --------------------------------------------------------------
Person With        7.   Sole Dispositive Power: 18,000 shares (See Item 4)

                  --------------------------------------------------------------
                   8.   Shared Dispositive Power: 5,139,408 shares (See Item 4)

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      5,157,408 shares (See Item 4)

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions):

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11.   Percent of Class Represented by Amount in Row (9):

      10.3%, based on 45,127,474 shares of Common Stock outstanding as of March 28, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

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12.   Type of Reporting Person (See Instructions): IN

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CUSIP No. 225223106                    13G                          Page 4 of 9
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Item 1.

        (a)  Name of Issuer:

             Cray Inc., a Washington corporation (the "Issuer").
                                                       ------

        (b)  Address of Issuer's Principal Executive Offices:

             411 First Avenue South, Suite 600, Seattle, Washington  98104-2860.

Item 2.

        (a)  Names of Persons Filing:

             This Statement on Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, by Laphroig, LLC ("Laphroig") and Terren S. Peizer.
                             --------

        (b)  Address of Principal Business Office or, if none, Residence:

             The address of the principal business offices of each of Laphroig and Mr. Peizer is 11111 Santa Monica Boulevard, Suite 650, Los Angeles, CA 90025.

        (c)  Citizenship:

             Laphroig is a California limited liability company and Mr. Peizer is a citizen of the United States of America.

        (d)  Title of Class of Securities:

             Common Stock, par value $.01 per share.

        (e)  CUSIP Number:  225223106

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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CUSIP No. 225223106                    13G                          Page 5 of 9
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        (e)  [_]  An investment adviser in accordance with
                  (S)240.13d-1(b)(1)(ii)(E);

        (f)  [_]  An employee benefit plan or endowment fund in accordance with
                  (S)240.13d-1(b)(1)(ii)(F);

        (g)  [_]  A parent holding company or control person in accordance with
                  (S)240.13d-1(b)(1)(ii)(G);

        (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owned:

             Mr. Peizer beneficially owns 5,157,408 shares of Common Stock of the Issuer, representing shares of Common Stock that may be acquired upon exercise of currently exercisable options or warrants held by Mr. Peizer or entities he controls, including Laphroig. Mr. Peizer became the beneficial owner of more than five percent of the Common Stock of the Issuer on or about April 21, 2000, upon the vesting of warrants purchased by Mr. Peizer from the Issuer in June 1999. The original warrant purchased by Mr. Peizer in June 1999 was subsequently replaced in February 2001 by another warrant from the Issuer to reflect, among other things, an increase in the number of shares of Common Stock for which the warrant was exercisable as the result of certain anti-dilution adjustments contained in the original warrant.

             Laphroig beneficially owns 4,882,438 shares of Common Stock of the Issuer, representing shares of Common Stock that may be acquired by Laphroig upon the exercise of a currently exercisable warrant. Laphroig acquired such warrant by transfer from Mr. Peizer on or about March 8, 2002.

        (b)  Percent of class:

             Assuming the immediate exercise of the warrant held by Laphroig, the shares of Common Stock beneficially owned by Laphroig would represent approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer.

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CUSIP No. 225223106                    13G                          Page 6 of 9
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             Assuming the immediate exercise of options and warrants held by Mr.
             Peizer or entities he controls, including Laphroig, the shares of Common Stock beneficially owned by Mr. Peizer would represent approximately 10.3% of the issued and outstanding shares of Common Stock of the Issuer.

             All percentage amounts reflected in this Statement on Schedule 13G are based on 45,127,474 shares of Common Stock issued and outstanding as of March 28, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002.

        (c)  Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote:

                    Laphroig has sole power to vote or to direct the vote of no shares of Common Stock of the Issuer. Assuming the immediate exercise of the options held by Mr. Peizer, Mr. Peizer would have the sole power to vote or to direct the vote of the 18,000 shares of Common Stock issuable upon exercise of such options.

             (ii)   Shared power to vote or to direct the vote:

                    Assuming the immediate exercise of the warrant held by Laphroig, Mr. Peizer may be deemed to share with Laphroig the power to vote or to direct the vote of the 4,882,438 shares of Common Stock beneficially owned by Laphroig.

                    Assuming the immediate exercise of a warrant held by another entity controlled by Mr. Peizer, Mr. Peizer may be deemed to share with such entity the power to vote or to direct the vote of the 256,970 shares of Common Stock beneficially owned by such entity.

             (iii)  Sole power to dispose or to direct the disposition of:

                    Laphroig has the sole power to dispose or to direct the disposition of no shares of Common Stock of the Issuer. Mr. Peizer has the sole power to dispose or to direct the disposition of the 18,000 shares of Common Stock issuable upon exercise of options held by him.

             (iv)   Shared power to dispose or to direct the disposition of:

                    By virtue of his control of Laphroig, Mr. Peizer may be deemed to share with Laphroig the power to dispose or to direct the disposition of the 4,882,438 shares of Common Stock beneficially owned by Laphroig.

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CUSIP No. 225223106                    13G                          Page 7 of 9
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                           By virtue of his control of another entity, Mr.
                           Peizer may be deemed to share with such entity the power to dispose or to direct the disposition of the 256,970 shares of Common Stock beneficially owned by such entity.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:
--------

Exhibit 1    Agreement Regarding Joint Filing of Statements on Schedule 13G

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CUSIP No. 225223106                    13G                          Page 8 of 9
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2002                        LAPHROIG, LLC, a California limited
                                            liability company


                                            By:       /s/ Terren S. Peizer
                                                --------------------------------
                                                Terren S. Peizer
                                                Manager


Dated:  May 17, 2002                                  /s/ Terren S. Peizer
                                            ------------------------------------
                                            TERREN S. PEIZER


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.

(See 18 U.S.C. 1001)

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CUSIP No. 225223106                    13G                          Page 9 of 9
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                                    EXHIBIT 1

                        AGREEMENT REGARDING JOINT FILING
                          OF STATEMENTS ON SCHEDULE 13G
                          -----------------------------

         This JOINT SCHEDULE 13G FILING AGREEMENT is made as of the 17th day of May 2002, by and between Laphroig, LLC, a California limited liability company ("Laphroig"), and Terren S. Peizer, an individual.
          --------
         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, Laphroig and Mr. Peizer hereby agree as follows:

                  1.   Joint Filing. Laphroig and Mr. Peizer agree to file from
                       ------------
         time to time joint Schedules 13G with respect to the beneficial ownership of securities by Laphroig (or by such other parties as may be deemed beneficially owned by any of such parties), and to file jointly any further amendments or schedules that may be required with respect to such ownership.

                  2.   Representations and Warranties. Each of the parties
                       ------------------------------
         hereto represents and warrants to the other that all information regarding such party provided for use in preparing a Schedule 13G pursuant hereto and any amendments thereto shall be accurate and complete.

                  3.   Responsibility for Filing. Each party hereto retains
                       -------------------------
         responsibility, as required by the Securities and Exchange Commission's regulations, for the timely filing of any and all Schedules 13G and any amendments thereto and for the completeness and accuracy of the information concerning such party. Each party hereto is not responsible, however, for the completeness and accuracy of the information concerning the other party hereto, unless such party knows or has reason to believe that such information is inaccurate.

                  4.   Disclaimer of Group Status. Each party disclaims the
                       --------------------------
         existence of a "group" with any other party, and as between any and all entities which may beneficially own directly the securities which may be reported in one or more Schedules 13G pursuant hereto, except as otherwise expressly stated in such Schedules.


LAPHROIG, LLC, a California limited
liability company


By:       /s/ Terren S. Peizer                       /s/ Terren S. Peizer
   ----------------------------------         ----------------------------------
   Terren S. Peizer                           TERREN S. PEIZER
   Manager